Exhibit 3.238
CERTIFICATE OF FORMATION
BFI TRANSFER SYSTEMS OF DC, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. Name. The name of the limited liability company (the “Company”) formed by this instrument is “BFI Transfer Systems of DC, LLC”.
     2. Registered Office; Registered Agent. The address of the registered office of the Company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 28th day of March, 2001.

BFI Waste Systems of North America, Inc.,
a Delaware corporation,
its Sole Member

By:	/s/ Jo Lynn White
Name: Jo Lynn White
Title: Secretary/Authorized Person
STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 03/29/2001
01015 7265 — 3375284